UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

State Auto Financial Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

855-707105

(CUSIP Number)

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Schedule 13G/A (Amendment No. 15)

CUSIP No.: 855-707105

1	NAME OF REPORTING PERSON State Automobile Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP The reporting person disclaims membership in any group. (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,371,415.8 Common Shares as of March 7, 2014
	6	SHARED VOTING POWER -0- Common Shares as of March 7, 2014
	7	SOLE DISPOSITIVE POWER 25,371,415.8 Common Shares as of March 7, 2014
	8	SHARED DISPOSITIVE POWER -0- Common Shares as of March 7, 2014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,371,415.8 Common Shares as of March 7, 2014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.1% as of March 7, 2014
12	TYPE OF REPORTING PERSON IC

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 15)

for

State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: State Auto Financial Corporation (“State Auto Financial”)

(b)	Address of Issuer’s Principal Executive Offices: 518 East Broad Street, Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing: State Automobile Mutual Insurance Company (“State Auto Mutual”)

(b)	Address of Principal Business Office:

518 East Broad Street, Columbus, Ohio 43215

(c)	Place of Organization: Ohio

(d)	Title of Class of Securities: Common Shares, without par value (the “STFC Shares”)

(e)	CUSIP Number: 855-707105

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

Explanatory Note

On March 7, 2014, State Auto Mutual and State Auto Foundation (the “Foundation”) entered into a Stock Purchase Agreement (the “Agreement”) under which State Auto Mutual shall purchase from the Foundation 56,714 STFC Shares at the times, at the purchase price, and in the manner set forth in the Agreement. State Auto Mutual intends that this Agreement shall be a binding contract to purchase securities as described in Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL
INSURANCE COMPANY

March 10, 2014	By	/s/ James A. Yano
James A. Yano, Senior Vice President and
General Counsel